Exhibit 99.1

Sphere 3D Corp. Files Registration Statement

Toronto, Ontario - April 27, 2021 - Sphere 3D Corp. (NASDAQ: ANY) ("Company" or "Sphere 3D") announced today that it has filed a registration statement on Form F-1 with the Securities and Exchange Commission ("SEC") for a public offering of its common shares. The number of common shares to be offered and the price per share has not yet been determined.

Sphere 3D plans to use the proceeds from the offering for working capital, general corporate purposes and to sponsor special purpose acquisition companies ("SPAC").  The focus of the first such SPAC intends to address the lack of capital resources for minority owned businesses.

Disclaimer:

A registration statement on Form F-1 relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities to be registered may not be sold nor may offers to buy be accepted prior to the time when the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

When available, copies of the prospectus relating to the offering may also be obtained by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, New York 10174, or by telephone at (212) 895-3745.

Forward-Looking Statements:

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements related to expected market trends and the Company's performance, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based except as required by applicable law and regulations.

Investor Contact:

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com